      As filed with the Securities and Exchange Commission on May 16, 1997

                                                      Registration No. 333-22479
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                               AMENDMENT NO. 3 TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                 --------------
                                RAILAMERICA, INC.
             -----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


            DELAWARE                    4011                     65-0328006
(State or Other Jurisdiction     (Primary Standard            (I.R.S. Employer
       of Incorporation       Industrial Classification      Identification No.)
       or Organization)             Code Number)

                                 301 YAMATO ROAD
                                   SUITE 1190
                           BOCA RATON, FLORIDA 33431
                                 (561) 994-6015
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                 GARY O. MARINO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               RAILAMERICA, INC.
                                301 YAMATO ROAD
                                   SUITE 1190
                           BOCA RATON, FLORIDA 33431
                                 (561) 994-6015
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code of Agent for Service)

                  Please send copies of all communications to:

                               GARY EPSTEIN, ESQ.
           GREENBERG, TRAURIG, HOFFMAN, LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
         Pursuant to Rule 416, this Registration Statement also covers such indeterminable number of additional shares of Common Stock and Class B
Warrants, if any, which may become issuable by virtue of the anti-dilution provisions of the Unit Purchase Warrants. See "Plan of Distribution."

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

EXPLANATORY NOTE: Pursuant to telephonic comments received from the Staff of the Securities and Exchange Commission, the signature page in Part II of this Registration Statement has been revised to conform with the requirements of Form S-2.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses, excluding solicitation fees, in connection with this offering are as follows:

                                                                          AMOUNT
                                                                         -------
Registration Fee ...........................................             $   270
Legal fees and expenses ....................................             $20,000
Blue Sky fees and expenses .................................             $ 2,000
Accounting fees and expenses ...............................             $ 1,000
Miscellaneous ..............................................             $ 2,000
         Total .............................................             $25,270
                                                                         =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Certificate of Incorporation provides for indemnification of the Company's officers and directors to the extent permitted under the Delaware General Corporation Law.

         The Registrant's Amended and Restated Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its Directors and officers to the fullest extent permitted by Delaware law, except against actions by the Registrant approved by the Board of Directors, and requires the Registrant to advance expenses to such Directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

ITEM 16. EXHIBITS

         The following exhibits are included as a part of this Registration
Statement:

EXHIBIT
 NUMBER                                               DESCRIPTION
-------    -----------------------------------------------------------------------------------------------
    1.1    Underwriting Agreement(1)

    1.2    Soliciting Agent Agreement with Rickel & Associates, Inc.(4)

    3.1    Amended and Restated Articles of Incorporation of Registrant(10)

    3.2    By-laws of Registrant(10)

    4.2    Class B Warrant(2)

    4.3    Unit Purchase Warrants(2)

    5.1    Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.(17)

   10.10   Third Party Agreement, dated December 19, 1990, between HESR and TSBY(1)

   10.14   RailAmerica, Inc. 1992 Stock Option Plan(1)+

   10.18   Equipment Finance Lease, dated March 8, 1993, among Charter Financial, Inc., the Company,
           HESR, SGVY and RSC(2)

   10.19   Purchase Money Security Agreement, dated March 8, 1993, as amended, among Charter Financial,
           Inc., the Company, HESR, SGVY and RSC(2)

   10.21   Purchase Money Loan and Security Agreement, dated April 1993, among Charter Financial, Inc.,
           Tilden Financial Corp., the Company, HESR, SGVY, and RSC(2)

   10.23   Loan Agreement among RailAmerica, Inc., South Central Tennessee Railroad Corporation, South
           Central Tennessee Railroad Company, Inc. and Charter Financial, Inc., dated as of December 31,
           1993(5)

   10.24   Lease Agreement between South Central Tennessee Railroad Authority and South Central
           Tennessee Railroad Company, Inc. dated October 16, 1984(3)

   10.32   Stock Purchase Agreement between Steel City Truck Lines Limited, Josef Bichler and
           RailAmerica, Inc. dated December 19, 1994(11)

   10.33   Stock Purchase Agreement between 823215 Ontario, Inc. and RailAmerica, Inc. dated February 6,
           1995(11)

   10.34   Loan documents in connection with RailAmerica's acquisition of Kalyn/Siebert Incorporated(6)

   10.35   Employment Agreement between Robert B. Coward and Kalyn/Siebert Incorporated(6)

   10.37   Stock Purchase Agreement, dated July 11, 1995, among RailAmerica, Inc., Brain E. Muir, Elli
           M.A. Mills and Kimberly Hughes, Prairie Holding Corporation and Dakota Rail, Inc.(8)

   10.38   Settlement Agreement (including Warrant Agreement), entered into March 15, 1995, by Eric D.
           Gerst and RailAmerica, Inc., RailAmerica Services Corporation and Huron and Eastern Railway
           Company, Inc.(8)

   10.39   Loan Agreement, dated September 29, 1995, by and between RailAmerica, Inc., Kalyn/Siebert
           Incorporated, RailAmerica Intermodal Services, Inc., RailAmerica Carriers, Inc., Steel City
           Carriers, Inc., Saginaw Valley Railway Company, Inc., Huron and Eastern Railway Company, Inc.
           and National Bank of Canada(10)

   10.40   Asset Purchase Agreement, dated October 11, 1995, by and among Seagraves, Whiteface &
           Lubbock Railroad Co., American Railway Corporation, TEMCO Corporation and RailAmerica,
           Inc.(9)

   10.41   Employment Agreement between Gary O. Marino and RailAmerica, Inc.(10)+

   10.42   Employment Agreement between John H. Marino and RailAmerica, Inc.(10)+

   10.43   Stock Option Agreement, dated November 11, 1994, between RailAmerica, Inc. and Gary O.
           Marino (10)+

   10.44   RailAmerica, Inc. 1995 Stock Incentive Plan(10)+

   10.45   RailAmerica, Inc. 1995 Non-Employee Director Stock Option Plan(10)

   10.46   RailAmerica, Inc. 1995 Employee Stock Purchase Plan(10)

EXHIBIT
 NUMBER                                               DESCRIPTION
-------    -----------------------------------------------------------------------------------------------
   10.47   RailAmerica, Inc. Corporate Senior Executive Bonus Plan(10)+

   10.49   Purchase and Sale Agreement dated November 30, 1995, by and between CSX Transportation, Inc.
           and Saginaw Valley Railway Company, Inc.(11)

   10.50   Stock Purchase Agreement dated October 1, 1995 by and between RailAmerica, Inc. and the holders of all the issued and outstanding shares of the Company's Preferred Stock(11)

   10.51   Asset Purchase Agreement dated January 26, 1996 by and between TEMCO Corporation and
           RailAmerica Equipment Corporation(11)

   10.52   Agreement of Sale dated July 18, 1996 by and between the Commonwealth's Department of
           Transportation and Delaware Valley Railway Company, Inc., a wholly owned subsidiary of
           RailAmerica, Inc.(12)

   10.53   Agreement entered into by and between R. Frank Unger, Trustee of Sagamore National
           Corporation, Indiana HiRail Corporation and RailAmerica, Inc.(12)

   10.54   Asset Purchase Agreement, dated August 5, 1996, by and among Burlington Northern Railroad
           Company and Cascade and Columbia River Railroad Company, a subsidiary of RailAmerica,
           Inc.(13)

   10.56   Stock Purchase Agreement, dated as of September 20, 1996, by and among Otter Tail Valley
           Railroad Company, Inc. and the shareholders of Otter Tail Valley Railroad Company, Inc. and
           Dakota Rail, Inc.(15)

   10.62   Form of the Warrant Agent Agreement (1) (see exhibit 28.3 thereto)

   11      Statement Regarding Computation of Per Share Earnings (16)

   21      List of Current Subsidiaries of the Company (16)

   23.1    Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (contained in exhibit 5.1)(17)

   23.2    Consent of Coopers & Lybrand L.L.P.(17)

   24.1    Power of Attorney: Previously filed

   27      Financial Data Schedule (16) (for SEC use only)

------------------------------

(1) Incorporated by reference to the same exhibit number filed as part of the Registrant's Registration Statement on Form S-1, Registration No. 33-49026.
(2) Incorporated by reference to the same exhibit number filed as part of the Registrant's Post-Effective Amendment No. 3 on Form SB-2 dated November 25,1994, Registration No. 33-49026.
(3) Incorporated by reference to the same exhibit number filed as part of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 1993.
(4) Incorporated by reference to the same exhibit number filed as part of the Registrant's Post-Effective Amendment No. 4 on Form SB-2 dated December 14, 1994, Registration No. 33-49026.
(5) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-KSB for the year ended December 31, 1993, filed with the Securities and Exchange Commission on April 15, 1994.
(6) Incorporated by reference to the same exhibit number filed as a part of the Registrant's Post-Effective Amendment No. 2 on Form SB-2, dated October 17,1994, Registration No. 33-49026.
(7) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-KSB for the year ended December 31, 1994, filed with the Securities and Exchange Commission on March 30, 1995.
(8) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-QSB for the quarter ended June 30,1995, filed with the Securities and Exchange Commission on August 9, 1995.
(9) Incorporated by reference to the exhibit 2.1 filed as part of the Company's Form 8-K as of November 1, 1995, filed with the Securities and Exchange Commission on November 3, 1995.
(10) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-QSB for the quarter ended September 30, 1995, filed with the Securities and Exchange Commission on November 12, 1995.
(11) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-KSB for the year ended December 31, 1995, filed with the Securities and Exchange Commission on April 12, 1996.
(12) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-QSB for the quarter ended June 30, 1996, filed with the Securities and Exchange Commission on August 12, 1996
(13) Incorporated by reference to the exhibit 2.1 filed as part of the Company's Form 8-K as of September 6, 1996, filed with the Securities and Exchange Commission on September 12, 1996.

(14) Incorporated by reference to the exhibit A filed as part of the Company Form 8-K as of September 30, 1996, filed with the Securities and Exchange Commission on October 17, 1996.
(15) Incorporated by reference to the exhibit 2.1 filed as part of the Company's Form 8-K as of October 11, 1996, filed with the Securities and Exchange Commission on October 25, 1996.
(16) Incorporated by reference to the financial statements and footnotes included in the Company's Form 10-KSB/A for the year ended December 31, 1996, filed with the Securities and Exchange Commission on May 7,
         1997.
(17)     Filed Herewith.


+        Executive Compensation Plan or Arrangement.

ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, as of May, 16, 1997.

                                 RAILAMERICA, INC.


                                 By: /s/ Gary O. Marino
                                    -----------------------------------
                                    Gary O. Marino
                                    Chairman, Chief Executive Officer,
                                    President and Treasurer
                                    (Duly Authorized Representative)


        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of May 16, 1997.



                                    /s/ Gary O. Marino*
                                    -----------------------------------
                                    John H. Marino
                                    President, Chief Operating Officer
                                    and Director


                                    /s/ Gary O. Marino*
                                    -----------------------------------
                                    Donald D. Redfearn
                                    Executive Vice President, Secretary
                                    and Director


                                    /s/ Gary O. Marino*
                                    ------------------------------------
                                    Larry Bush, Assistant Vice President
                                    and Controller
                                    (Principal Accounting Officer)


                                    /s/ Gary O. Marino*
                                    ------------------------------------
                                    Richard Rampell
                                    Director


                                    /s/ Gary O. Marino*
                                    -----------------------------------
                                    John M. Sullivan
                                    Director


                                    /s/ Gary O. Marino*
                                    -----------------------------------
                                    Chares Swinburn
                                    Director


                                    /s/ Gary O. Marino*
                                    -----------------------------------
                                    Robert F. Toia
                                    Director


                                    /s/ Gary O. Marino*
                                    -----------------------------------
                                    Douglas R. Nichols
                                    Director

* Pursuant to a Power of Attorney granted to Gary O. Marino by such person.